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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM N-17f-1

                Certificate of Accounting of Securities and Similar
                    Investments of a Management Investment Company
                            in the Custody of Members of
                           National Securities Exchanges

                     Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

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1.   Investment Company Act File Number:             Date examination completed:

801-811-1920                                         DECEMBER 31, 1998
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2.   State identification Number:

          NY  108960
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3.   Exact name of investment company as specified in registration statement:

          Stralem Fund, Inc.
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4.   Name under which business is conducted, if different from above:

          N/A
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5.   Address of principal place of business (number, street, city, state, zip code):

          405 Park Avenue, New York, NY 10022
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INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the
      Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer.
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                    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
               CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



     We, as members of management of Stralem Fund, Inc. (The "Company"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) of Rule 17f-1 as of December 31, 1998 and from November 24, 1998 through December 31, 1998. Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 1998 and from November 24, 1998 through December 31, 1998, with respect to securities reflected in the investment account of the Company.




Stralem Fund, Inc.


By: /s/ Joann Paccione
   ----------------------------------
    Joann Paccione, Asst. Treasurer
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                                     [LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stralem Fund, Inc.
     and
The Securities Exchange Commission


We have examined management's assertion about Stralem Fund, Inc.'s (the "Company's") compliance with the requirements of Subsection (b)(1) and (b)(6) of rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of
December 31, 1998 and during the period November 24, 1998 (the date of our last report) through December 31, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998 and with respect to agreement of security purchases and sales, for the period November 24, 1998 (the date of our last examination) through December 31, 1998.

- Count and inspection of all securities located in the vault of Lewco Securities, 34 Exchange Place, Jersey City, NJ 07311

- Reconciliation of all such securities to the books and records of the Company and the Custodian

- Agreement of one security sale since our last report (which represents 100% of the transactions) from the books and records of the Company to the broker confirmation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company was in compliance with the requirements of Subsection (b)(1) and (b)(6) of Rule 17f-1 of the Act of 1940 as of December 31, 1998 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Company and the Securities Exchange Commission and should not be used for any other purpose.


/s/ Richard A. Eisner & Co., LLP
New York, New York
January 5, 1999